April 23, 2008

Zip+4 Code: 20549-0305

<u>Via Fax & U.S. Mail</u>

Mr. A. Frederick Greenberg
Chief Executive Officer
Nutech Digital
10390 Wilshire Boulevard
Penthouse 20
Los Angeles, California 90024

      Re: Form 8-K filed March 11, 2008
               File No.: 0-50021

Dear Mr. Greenberg:

We have completed our review of your Form 8-K noted above and do not, at this time, have any further comments.

        Sincerely,

        Effie Simpson
        Staff Accountant